

November 14, 2012

Via E-mail
Martin A. Reid
Executive Vice President and Chief Financial Officer
Chambers Street Properties
47 Hulfish Street, Suite 210
Princeton, NJ 08542

> **Re: Chambers Street Properties**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 0-53200**

Dear Mr. Reid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 2. Properties, page 34

Domestic Properties—Unconsolidated, page 42

1.   We note your investments in multiple unconsolidated domestic and international properties via interests in joint ventures. Given your majority interest in certain of these joint ventures please address the following:

   a.   Aside from your investment in CBRE Strategic Partners Asia, please confirm whether you consider all other unconsolidated joint ventures to be variable interest entities and your bases for such conclusions.

   b.   Given the conclusions within your disclosures that you applied ASC 810, please site the specific real estate-related literature relied upon illustrating that you are not considered a controlling limited partner. In your analysis, please clarify what happens in situations where the parties do not agree and whether contractually one of party has the ability to break any deadlock. Please address these items given your ownership interests, in the following joint ventures:

    i. Duke/Hulfish LLC joint venture given your 80% interest;

    ii. Afton Ridge Joint Venture given your 90% ownership; and

    iii. the two separate joint ventures with subsidiaries of the Goodman Group entered into during 2010, wherein you hold 80% interests in both your UK and European JVs.

2.   Notwithstanding the above, please tell us the basis for determining that Duke/Hulfish LLC is an entity under common control with Duke.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

3.   We note your disclosure related to acquisition and improvements on real estate investments in note 10. Please tell us and separately present on your statement of cash flows in future filings, if material, investing activity cash outflows related to acquisitions and recurring capital expenditures.

5. Investments in Unconsolidated Entities, page F-26

4.   Please tell us and disclose in future periodic reports whether the accounting policies of your investments in unconsolidated entities are similar to your own. If not, please provide discussion highlighting such differences.

Schedule III – Properties and Accumulated Depreciation Through December 31, 2011, page F-62

5.   Please reconcile the Total cost of investment in real estate and accumulated depreciation disclosed herein to the amounts as recorded on your consolidated balance sheets as of December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief